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                          MATERIAL CHANGE REPORT UNDER

               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 146 OF THE SECURITIES ACT (ALBERTA)
                 SECTION 84 OF THE SECURITIES ACT (SASKATCHEWAN)
                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
              SECTION 76 OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)

ITEM 1.               REPORTING ISSUER

                      Royal Group Technologies Limited (the "Company") 1 Royal Gate Boulevard
                      Vaughan, Ontario
                      L4L 8Z7

ITEM 2.               DATE OF MATERIAL CHANGE

                      The date of the material change herein reported is March 16, 2004.

ITEM 3.               PRESS RELEASE

                      A press release disclosing the material change was issued on March 16, 2004 in Toronto, Ontario and disseminated across Canada by CCN Matthews.

ITEM 4.               SUMMARY OF MATERIAL CHANGE

                      The Special Committee of the Board of Directors (the "Special Committee") of the Company has been advised by the Ontario Securities Commission (the "OSC") that the investigation relating to transactions between the Company and the Royal St. Kitts beach resort development, which was publicly announced on February 25, 2004, is being handled by the RCMP and the OSC is not conducting any separate investigation into these transactions at this time.

                      The Special Committee understands that the Company is not considered to be the target of the RCMP investigation. Furthermore, the Special Committee understands that the Canada Revenue Agency (the "CRA") is not conducting its own independent investigation into the Company and that the CRA's involvement is limited to assisting the RCMP with its investigation.

                      The Special Committee is working with the authorities to ensure that all matters of concern are investigated fully and thoroughly.

ITEM 5.               FULL DESCRIPTION OF MATERIAL CHANGE

                      Please see the press release attached hereto as Schedule "A".

ITEM 6.               CONFIDENTIAL REPORT

                      Not applicable.
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ITEM 7.               OMITTED INFORMATION

                      No significant facts have been omitted from this report.

ITEM 8.               SENIOR OFFICER

                      For further information, please contact:

                      Mark Badger
                      Vice President, Corporate Communications

                      Tel:  (905) 264-0701
                      Fax: (905) 264-0702


ITEM 9.               STATEMENT OF SENIOR OFFICER

                      The foregoing accurately discloses the material change referred to herein.

                      DATED this 18th day of March, 2004 at Vaughan, Ontario.

                                          ROYAL GROUP TECHNOLOGIES LIMITED

                                                  /s/ Scott D. Bates
                                            Per:--------------------------------
                                                  Scott D. Bates
                                                  General Counsel and
                                                  Corporate Secretary
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                                  SCHEDULE "A"

NEWS RELEASE TRANSMITTED BY CCNMatthews


(ROYAL GROUP LOGO)

                                  PRESS RELEASE
March 16, 2004

ROYAL GROUP TECHNOLOGIES LIMITED

ROYAL GROUP SPECIAL COMMITTEE UNDERSTANDS COMPANY IS NOT TARGET OF ST. KITTS INVESTIGATION

      The special committee of the board of directors of Royal Group Technologies Limited ("Royal Group" or the "Company") (RYG: TSX, NYSE) announced today that it has been advised by the Ontario Securities Commission that the matters which precipitated the Commission's advising the Company and its directors of an investigation in December of 2003 and again in late February of this year relate to transactions between the Company and the Royal St. Kitts beach resort development. The special committee also announced that the Commission confirmed that the investigation into these transactions, publicly announced on February 25, is being handled by the RCMP, and that the Commission is not conducting any separate investigation into these transactions at this time.

      Since February 25, the special committee has been engaged in discussions with the RCMP and the OSC. It has also continued its own investigation, which it began in December 2003, with the assistance of its independent legal counsel and its independent forensic accountants.

      Based on all of the information now available to it, including discussions with the authorities, the special committee understands that the company is not considered to be the target of the RCMP investigation. In addition, based on the information now available to it, the special committee understands that there is no independent investigation into the Company by the Canada Revenue Agency and that the Canada Revenue Agency's involvement is limited to assisting the RCMP with its investigation.

      The special committee and its advisers are continuing to examine the transactions between the company and the St. Kitts resort in order to ensure that the Company received full value for all goods and services sold. The special committee is also working with the authorities to ensure that all matters of concern are investigated fully and thoroughly.

      The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate",
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"contemplate", "target", "plan", "budget", "may", "will", "schedule" and
"intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation and administrative and intellectual property disputes; changes in environmental regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of March 16, 2004 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Halperin
Goodmans LLP
Counsel to the special committee
(416) 597-4115